Filed Pursuant to Rule 433

Registration No. 333-145109

CHASE ISSUANCE TRUST

Class A(2009-5)

Transaction Summary

Issuing Entity:	Chase Issuance Trust

Notes Offered:	Class A(2009-5)

Principal Amount:	$1,525,000,000

Interest Rate:	One-Month LIBOR + 0.80% p.a.

Expected Issuance Date:	June 26, 2009

First Interest Payment Date:	July 15, 2009

Interest Payment Dates:	monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

Scheduled Principal Payment Date:	June 15, 2010

Legal Maturity Date:	June 15, 2012

Price to Public:	$1,525,000,000 (or 100.0000%)

Underwriting Discount:	$2,668,750 (or 0.1750%)

Proceeds to the Issuing Entity:	$1,522,331,250 (or 99.8250%)

Selling Concessions:	0.1050%

Reallowance:	0.0525%

Weighted Average Life:	0.969 year

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

Anticipated Ratings: (Standard & Poor’s/Fitch/Moody’s)	AAA/AAA/Aaa

Lead Underwriter:	J.P. Morgan Securities Inc.

Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc.

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.